Exhibit 99.4
Consent of Independent Registered Public Accounting Firm

The Board of Directors of South Bow Corporation

We consent to the use of:

•our report dated March 13, 2026 on the consolidated financial statements of South Bow Corporation (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2025 and December 31, 2024, the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively the “consolidated financial statements”), and
•our report dated March 13, 2026 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statements No. 333-288161 and 333-288163 on Form S-4, No. 333-282631 on Form S-8, and No. 333-288159, 333-288160 and 333-288162 on Form F-10 of the Entity.

/s/ KPMG LLP
Chartered Professional Accountants

March 13, 2026
Calgary, Canada